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Exhibit 1

MI Developments Inc.
455 Magna Drive Aurora, Ontario Canada L4G 7A9 Tel: (905) 713-6322 Fax: (905) 713-6332

MI Developments Files Response to Greenlight Application

October 7, 2005, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.SV.A, MIM.MV.B; NYSE: MIM) ("MID" or the "Company") announced today that in connection with the application filed on August 2, 2005 by Greenlight Capital, Inc. and certain of its affiliates against the Company and certain of its current and former directors and officers, MID has filed with the Ontario Superior Court of Justice an affidavit of John Simonetti, MID's Chief Executive Officer, to respond to the claims raised by the application. Responding affidavits from Mr. Frank Stronach, MID's Chairman, and the Hon. M. Douglas Young, P.C., MID's Lead Director, have also been filed with the Court. In response to shareholder requests and in order to facilitate public reference, copies of the affidavits have been posted to the Company's website (www.midevelopments.com) in the "Financial Reports & Filings — Other Reports" section.

As stated previously, the Company believes that the application is without merit and will take all steps to vigorously defend against it. The hearing of the application is anticipated to take place at the end of December. As the matter is now before the Court, MID does not intend to make any further statements with respect to the application.

ABOUT MID

MID is a real estate operating company engaged in the ownership, management, leasing, development and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in Magna Entertainment Corp., a publicly-traded company that, based on revenues, is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information: please contact Doug Tatters, Executive Vice-President and Chief Financial Officer, at 905-726-7507.

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MI Developments Files Response to Greenlight Application